NR08-05

February 5, 2008

Cardero Arranges $8,800,000 Private Placement Financings

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that it has arranged two private placements to raise gross proceeds of up to $8,800,000.

Brokered Private Placement

The Company has arranged a brokered private placement with a placement agent (the “Agent”) of up to 7,000,000 Units (the “Units”) to raise gross proceeds of up to $7,700,000.  The Units are priced at $1.10 per Unit and each Unit will consist of one common share and one-half of a transferable common share purchase warrant.  Each whole warrant (a “Warrant”) will entitle the holder to subscribe for one additional common share at a price of $1.50 for a period of 24 months from the date of closing.

As consideration for acting as agent, the Agent will be paid, on closing, a cash commission of 8% of the total proceeds raised in the brokered private placement, and will be issued agent’s warrants (“Agent’s Warrants”) equal to 10% of the Units issued in the brokered private placement.  Each Agent’s Warrant will be exercisable to acquire one common share for a period of 24 months from the closing at a price of $1.35.  In addition, the Agent will receive a corporate finance fee payable in Units.

Completion of the brokered private placement is subject to the completion of satisfactory due diligence by the Agent with respect to the Company, completion and execution of appropriate documentation, receipt of subscriptions, acceptance for filing by the TSX and AMEX on behalf of the Company and receipt of any required regulatory approvals.

Non-Brokered Private Placement

The Company has also arranged a non-brokered private placement of up to 1,000,000 units (“NB Units”) to raise gross proceeds of up to $1,100,000.  The NB Units have the same terms as the Units.  The Company will pay a finder’s fee of 8% in cash or shares or a combination of both, in connection with the non-brokered private placement.  Completion of the non-brokered private placement is subject to the acceptance for filing thereof by the TSX and AMEX on behalf of the Company and receipt of any required regulatory approvals.

All of the securities issued in the private placements will have a hold period in Canada of four months from the closing of the private placements.

The net proceeds of the private placements are intended to be used to fund work programs on the Company’s Pampa El Toro Iron Sands and Pampa de Pongo Iron Projects in Peru, for exploration programs on its properties in Argentina and Mexico, and for ongoing generative work and general working capital purposes.

This press release does not constitute an offer to sell, or a solicitation of an offer to purchase, any of the foregoing securities in the United States.  None of the foregoing securities have been, nor will they be, registered under the United States Securities Act of 1933 (“1933 Act”) or any state securities laws and such securities may not be offered or sold within the United States or to U.S. persons unless registered under the 1933 Act and any applicable state securities laws or an exemption from such registration is available.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value which it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the proposed terms and amounts of private placement financings, the anticipated completion of the planned private placement financings and the intended use of the proceeds thereof.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, significant price fluctuations in the marketplace for equity securities (including those of the Company) which may cause potential investors to refuse to complete the announced financings, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent annual information form and 40F annual report filed with the Canadian and U.S. securities regulators, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.